EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

China Cablecom Holdings, Ltd:

We consent to the use of our report dated December 21, 2007, with respect to the consolidated balance sheets of Binzhou Guang Dian Network Co. Ltd. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, included herein and to the reference to our firm under the heading "Experts" in the registration statement of China Cablecom Holdings, Ltd. on Form S-4 relating to a business combination transaction with Jaguar Acquisition Corporation.

/s/ UHY ZTHZ HK CPA Ltd.

UHY ZTHZ HK CPA Ltd.

Hong Kong, China

December 21, 2007